Exhibit 99.1

Inspira Announces Pricing of $4.75 Million Registered Direct Offering and Concurrent Private Placement Priced At-the-Market under Nasdaq Rules

RA'ANANA, Israel, Feb. 5, 2026 (GLOBE NEWSWIRE) -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN, IINNW) ("Inspira," “Inspira Technologies,” or the "Company"), a pioneer in innovative life-support and diagnostic technologies, today announced that it has entered into a definitive agreement with a single healthcare-focused, institutional investor for a registered direct offering priced at-the-market under Nasdaq Rules of an aggregate of 6,785,715 ordinary shares (or ordinary share equivalents in lieu thereof) at a purchase price of $0.70 per share. The gross proceeds to the Company from the offering are expected to be approximately $4.75 million, before deducting placement agent commissions and other offering expenses. In addition, in a concurrent private placement, Inspira will issue and sell unregistered warrants to purchase up to 6,785,715 ordinary shares. The warrants will have an exercise price of $0.70 per share, will be exercisable six months following their issuance and will expire five and a half (5.5) years from the issuance date.

The offering is expected to close on or about February 6, 2026, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the offering.

The ordinary shares (or ordinary shares equivalents in lieu thereof) are being offered and sold pursuant to a prospectus supplement to be filed with the Securities and Exchange Commission (“SEC”) in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-289324), which was declared effective by the Securities and Exchange Commission (“SEC”) on December 12, 2025. The offering is being made only by means of a prospectus supplement and accompanying prospectus which are a part of the effective registration statement. The warrants will be issued in a concurrent private placement. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Additionally, when available, electronic copies of the prospectus supplement and the accompanying prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com. The private placement of the warrants and the ordinary shares underlying the warrants offered to the institutional investor(s) will be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder. Accordingly, the securities issued in the concurrent private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Company has also agreed that certain existing warrants issued to the investor in December 2023 to purchase up to an aggregate of 3,031,250 ordinary shares, with an exercise price of $1.28 will be amended such that the warrants will have a reduced exercise price of $0.70 per share and shall expire five (5) years from the Closing Date.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses he expected closing date of the offering, the use of proceeds, and the satisfaction of customary closing conditions. These forward-looking statements and their implications are based solely on the current expectations of the Company's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC's website at www.sec.gov.

Company Contact
Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485